Exhibit 7.03

May 19, 2016

The Board of Directors
Actions Semiconductor Co., Ltd. (the “Company”)
No. 1, Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
People’s Republic of China

Ladies and gentlemen:

Re: Privatization Proposal

We are the authorized representative of a consortium consisting of the shareholders identified in Annex A (the “Consortium Members”). The Consortium Members are the beneficial owners of 92,015,977 ordinary shares, including ordinary shares underlying American Depositary Shares (“ADSs”), in the aggregate, representing 34.61% of the issued and outstanding share capital of the Company on an actual basis.

On behalf of the Consortium Members, we are pleased to submit this preliminary non-binding proposal to acquire the remaining equity interests in the Company in a going private transaction (the “Privatization”) for a cash consideration of US$ 2.00 per ADS (or US$ 0.333 per ordinary share).

The Consortium Members have entered into a consortium agreement dated as of the date hereof, pursuant to which the parties have agreed to work with each other exclusively in pursuing the Privatization. In considering our offer, you should be aware that the Consortium Members are interested only in pursuing the Privatization in the manner described above, and that none of them intend to sell its stake in the Company to a third party.

None of the members are directors or officers of the Company.

We look forward to commence an official discussion and negotiation with the Board as soon as practicable.

Very truly yours,

Supernova Investment Inc.

By: /s/ CHEN, Hsuan-Wen
Name: CHEN, Hsuan-Wen (aka Niccolo CHEN)
Title: Sole director

Exhibit 7.03

ANNEX A

CONSORTIUM MEMBERS

1	Surrey Glory Investments Limited
2	Supernova Investment Inc.
3	Tongtong Investment Holding Co., Ltd.
4	Perfectech International Ltd
5	Allpremier Investment Ltd
6	Octovest International Holding Co., Ltd.
7	Ventus Corporation